                                                                          1999-3



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

       For the period commencing February 11, 1999 through April 22, 1999

                                     -------


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                          -----------------------------
                              (Name of registrant)

       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

                 ----------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  __X__    Form 40-F  _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes _______   No  __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________ .

This report comprises a copy of the quarterly report of the Philips Group for the three months ended March 31, 1999, as well as an overview of the divisional structure of the Philips Group, both dated April 22, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22th day of April, 1999.









                      KONINKLIJKE PHILIPS ELECTRONICS N.V.








                                 /s/ C. Boonstra
                                   C. Boonstra
                                 (President and
                      Chairman of the Board of Management)









                                /s/ J.H.M. Hommen
                                  J.H.M. Hommen
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)

                                QUARTERLY REPORT


                                 March 31, 1999


                                     PHILIPS

STATEMENTS OF INCOME AND CASH FLOWS
all amounts in millions of euros (EUR) unless otherwise stated

The data included in this report are unaudited.

The 1998 data have been restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis.


CONSOLIDATED STATEMENTS OF INCOME

                                                                                 January to March
                                                                                  1999       1998
Sales                                                                            6,837      7,057
Income from operations                                                             549        373
Financial income and expenses                                                       21       (63)
Income before taxes                                                                570        310
Income taxes                                                                     (114)       (69)
Income after taxes                                                                 456        241
Results relating to unconsolidated companies                                        25         31
Share of other group equity in group income                                       (12)         49
Income from continuing operations                                                  469        321
Discontinued operations                                                              -          4
Gain on disposal of discontinued operations
Extraordinary items - net                                                            -        383
NET INCOME                                                                         469        708


Basic earnings per common share in EUR:

- income from continuing operations                                               1.30       0.89
- net income                                                                      1.30       1.98



CONSOLIDATED STATEMENTS OF CASH FLOWS*

                                                                                 January to March
                                                                                  1999       1998
Cash flows from operating activities:
Net income                                                                         469        708
Income from discontinued operations                                                  -        (4)
Depreciation and amortization                                                      365        372
Net gain on sale of investments                                                  (240)      (478)
Increase in working capital                                                      (450)      (316)
Decrease in provisions                                                              43         60
Other items                                                                      (116)       (39)
Net cash generated by operating activities                                          71        303
Cash required for investments                                                    (361)      (325)
Proceeds from divestments                                                          574        533
CASH FLOWS (BEFORE FINANCING ACTIVITIES)                                           284        511


* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

                 REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP

Accounting and presentation issues
The consolidated quarterly financial statements for 1998 have been restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis for both years presented in this report.

With effect from 1999 a number of accounting changes will be made to present the financial statements more in accordance with US GAAP. Results from divestments other than segments of business will be reported in income from operations and no longer as extraordinary items. The use of equalization accounts within the year has been abolished. The costs of IT software for internal Philips use are capitalized and subsequently amortized over three years. The latter two have had a positive effect on operating income in this quarter.

All financial data are presented in euros (conversion rate: EUR 1 = NLG
2.20371).

Income from continuing operations in the first three months amounted to EUR 469 million (EUR 1.30 per share) as compared to EUR 321 million (EUR 0.89 per share) in the corresponding period of 1998. This improvement was primarily attributable to higher income from operations which included EUR 180 million non-recurring gains on divestments, mainly the sale of the Conventional Passive Components business. Without these gains, income from continuing operations would have been EUR 325 million. In the first quarter of 1998 extraordinary income contributed EUR 383 million to net income relating primarily to the sale of Philips Car Systems. First-quarter net income came to EUR 469 million versus EUR 708 million in the first three months of 1998.

Sales in the first quarter of 1999 amounted to EUR 6,837 million, nominally 3 per cent lower than in the same period of 1998. Exchange rate fluctuations had a negative effect of 2 per cent on sales, while consolidation changes had a negative effect of 3 per cent. The most important deconsolidations were the Lucent part of Philips Consumer Communications (PCC) and Conventional Passive Components, partly offset by the new consolidation of ATL Ultrasound. Adjusted for these effects, the comparable sales growth came to 2 per cent compared to 11 per cent growth a year ago. This reflects the economic downturn in large parts of the world which became apparent from the second quarter of 1998 onwards. The main contributors to the 2 per cent comparable growth were Consumer Products, Origin and Components.

Price erosion in the first quarter was 8 per cent, unchanged from the corresponding quarter in 1998. Volume growth was 10 per cent compared with 19 per cent a year ago.

Income from operations in the reporting period amounted to EUR 549 million (8.0 per cent of sales) against EUR 373 million (5.3 per cent of sales) in 1998. Excluding non-recurring gains from the sale of participations, income from operations was also up on 1998: 5.4 per cent versus 5.3 per cent of sales. Excluding the divestment gains the RONA ratio amounted to 16.2 per cent as compared to 15.1 per cent in the year-earlier period. Positive income developments in Consumer Products, Lighting and Origin more than compensated for the lower results in Components (excluding the non-recurring gains), Semiconductors and Professional.

Financial income and expenses came to a positive balance of EUR 21 million compared to last year's negative amount of EUR 63 million, primarily due to increased interest income from the current excess cash position and favorable exchange results. The tax burden has been determined at a tentative rate of 20 per cent compared with 23 per cent in the same period of last year.

Philips' results relating to unconsolidated companies fell to EUR 25 million from EUR 31 million a year earlier, primarily due to the lower contributions from Taiwan Semiconductor Manufacturing Co. On the other hand, last year's first quarter included 50 per cent of the losses of Hosiden and Philips Display, which was consolidated from April 1, 1998 onwards when shareholding was increased to 80 per cent. Part of the shortfall was compensated by a non-recurring gain in relation to the transfer of 27 per cent of Philips' shareholding in Navigation Technologies to a Dutch investor group. The share of other group equity in group income swung to a negative amount of EUR 12 million from last year's positive amount of EUR 49 million, the difference primarily reflecting the dissolution of the PCC/Lucent joint venture in September 1998.

TREND PER PRODUCT SECTOR
Growth is expressed on a comparable basis

Sales of the Lighting sector edged up 1 per cent, virtually in line with the market development. Income from operations grew to EUR 178 million from EUR 151 million benefiting from slightly higher margins attributable to a richer product mix in addition to cost savings as a result of operational improvements and purchasing efficiencies.

Sales in the Consumer Products sector increased by 7 per cent reflecting an acceleration in sales growth from the two preceding quarters. The larger part of the growth relates to Consumer Electronics, in particular PC Peripherals, Audio and PCC. Sales growth significantly exceeded the market growth in this division. The division Domestic Appliances and Personal Care products recorded lower sales, particularly as a result of weak demand in Brazil and Eastern Europe. Income from operations improved to a profit of EUR 73 million from last year's loss of EUR 43 million, mainly due to a significant reduction in the losses incurred at Philips Consumer Communications, where activities have been more focused following the dissolution of the joint venture with Lucent. Higher license income also contributed positively.

The Components sector reported a 3 per cent increase in sales compared to the prior year, mainly attributable to Display Components, where sales in Monitor tubes increased strongly. Also LCD Cells & Modules, part of Flat Display Systems, contributed. Income from operations of EUR 201 million compares to last year's EUR 80 million, but disregarding the EUR 180 million gain mainly from the sale of Conventional Passive Components income from operations was down at EUR 21 million. The reduction is primarily attributable to a decline in Optical Storage income and losses in Flat Display Systems. The Hosiden and Philips Display - HAPD losses in the first quarter of 1998 were reported as results from unconsolidated companies.

In the Semiconductors sector sales decreased 6 per cent, approximately in line with the market served by Philips Semiconductors. Income from operations was down to EUR 167 million from EUR 226 million or 17.7 per cent of segment revenues compared with 22.4 per cent in 1998, mainly because of lower demand.

Sales of the Professional sector were 3 per cent down on the prior year, fully attributable to lower sales in Business Electronics compared with the very strong first quarter in 1998. Medical Systems sustained last year's double-digit growth level and recorded impressive increases in order intake. Income from operations turned to a loss of EUR 7 million from a profit of EUR 36 million last year. In Medical Systems the 1999 results include charges for a reorganization in Germany while 1998 benefited from one-time gains. Development costs at Business Electronics were relatively high compared with lower sales volumes.

Sales growth at Origin came to 15 per cent, particularly realized in Asia and Europe. Income from operations of EUR 25 million was up from last year's EUR 11 million mainly attributable to growth in sales and improved cost efficiency.

The Miscellaneous sector saw a 16 per cent decrease in sales. Income from operations was marginally better at a loss of EUR 4 million versus EUR 6 million loss in the year-earlier period.

TREND PER GEOGRAPHIC AREA
Growth is expressed on a comparable basis

Sales in the first quarter showed solid growth of 8 per cent in North America, driven by Consumer Products, and regained strong growth in Asia Pacific (9 per cent increase) driven by Consumer Products and Components. Modest growth of 2 per cent was recorded in Europe, partly due to lower sales in Eastern Europe. In Latin America sales dropped by 30 per cent primarily due to Brazil, where sales declined by 46 per cent.

Income from operations in USA and Canada swung to a profit, primarily attributable to the dissolution of the PCC/Lucent joint venture. The positive variance in Europe was due to the gain on the sale of Conventional Passive Components, without which the region was down especially in Semiconductors, Professional and Components in Western Europe. In Latin America, income from operations would have improved due to an effective cost reduction program, if not for a restructuring provision for Lighting. The income in the Asia Pacific region was negatively impacted by Components' Optical Storage business and HAPD, and - to a lesser extent - by lower Semiconductors performance.

BALANCE SHEET RATIOS AND CASH FLOWS
Inventories at the end of March 1999 came to 15.6 per cent of sales as compared to 16.9 per cent a year earlier. The average collection period of outstanding trade receivables was the equivalent of 1.6 months' sales unchanged from one year ago. Following the sale of PolyGram in December 1998, Philips has been in a net cash position as compared to a net debt position in the first quarter of last year. When compared to the net debt position, group equity now exceeds 100 per cent, while twelve months ago the net debt to group equity ratio stood at 18:82. Cash flow from operations was EUR 71 million versus EUR 303 million last year mainly due to the impact of changes in working capital. Cash required for investing activities of EUR 213 million was in line with 1998. The resulting cash flow surplus was EUR 284 million compared with EUR 511 million in the first quarter of last year.

On March 25, the General Meeting of Shareholders adopted the proposed 8 per cent share reduction program. The effects of the implementation of this program will occur after the first quarter.

EMPLOYEES
The number of people employed at the end of March 1999 was 228,754 which reflects a decrease of 2,821 employees from the comparable position as at January 1, 1999.

OUTLOOK
We see an improving economic environment in certain countries in Asia, continued strength in the USA and a slightly less buoyant economic environment in Europe. We are encouraged by the results of the first quarter which we see as an important step in securing our goal of double-digit growth in earnings from continuing operations for 1999. Furthermore, we again expect to generate positive cash flow.

While it has no impact on earnings for the full year the abolition of the use of equalization accounts will shift earnings from the second half to the first half of the year by about EUR 70 million.

SUBSEQUENT EVENT
On April 8, Philips signed a confidentiality and standstill agreement with VLSI Technology ending May 9, and extended its USD 17 per share cash tender offer for all of the outstanding shares of VLSI, valuing the total offer at approximately USD 0.9 billion.


April 22, 1999
Royal Philips Electronics

Board of Management

BALANCE SHEETS AND ADDITIONAL RATIOS
all amounts in millions of euros unless otherwise stated




CONSOLIDATED BALANCE SHEETS


                                                                              1999             1998
                                                                         March 31,     December 31,
Cash and cash equivalents                                                    6,686            6,553
Receivables                                                                  5,682            5,442
Inventories                                                                  4,725            4,274
Non-current assets                                                          11,630           11,884
TOTAL ASSETS                                                                28,723           28,153
Other current liabilities                                                    6,897            7,139
Debt                                                                         3,459            3,587
Provisions                                                                   3,229            2,985
GROUP EQUITY                                                                15,138           14,442
Of which stockholders' equity                                               14,870           14,200
Per common share in EUR                                                      41.15            39.37

                                                                                       End of March
NUMBER OF COMMON SHARES OUTSTANDING
Shares in thousands                                                        368,564          365,406

NUMBER OF EMPLOYEES
Comparable figure on 1.1.1999 : 231,600                                    228,800          254,700

RATIOS
Net debt : group equity ratio                                                    *            18:82
Inventories as a % of sales                                                   15.6             16.9
Outstanding trade receivables, in months' sales                                1.6              1.6

                                                                                   January to March
Income from operations:
As a % of sales                                                                8.0              5.3
As a % of net operating capital (RONA)                                        24.1             15.1
Income from continuing operations
as a % of stockholders' equity (ROE)                                          17.8             16.6


* The current net cash situation renders the net debt to group equity ratio meaningless.

PRODUCT SECTORS
all amounts in millions of euros unless otherwise stated


SALES AND TOTAL ASSETS

                                                  sales (to third parties)
                                                   January to March 1999               total assets
                                                                 % growth          1999           1998
                                                amount     nominal comparable *    March 31,      December 31,
Lighting                                        1,103          (2)      1           2,745          2,607
Consumer Products                               2,636          (4)      7           4,161          4,350
Components                                        854          (6)      3           3,102          3,112
Semiconductors                                    775          (8)     (6)          3,285          3,106
Professional                                    1,020           5      (3)          3,008          2,810
Origin                                            275          15      15             520            572
Miscellaneous                                     174         (26)    (16)            965          1,021
Unallocated                                                                        10,937         10,575
TOTAL                                           6,837          (3)      2          28,723         28,153


*Adjusted for the effects of changes in consolidations and exchange rate movements




SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                                   January to March
                                                  1999                                      1998
                                               income        as % of                      income          as % of
                                   segment     (loss) from   segment        segment       (loss) from     segment
                                   revenues    operations    revenues       revenues      operations      revenues

Lighting                           1,122        178           15.9           1,131         151            13.4
Consumer Products                  2,750         73            2.7           2,841         (43)           (1.5)
Components                         1,210        201           16.6           1,243          80             6.4
Semiconductors                       946        167           17.7           1,008         226            22.4
Professional                       1,107         (7)          (0.6)          1,008          36             3.6
Origin                               414         25            6.0             355          11             3.1
Miscellaneous                        220         (4)          (1.8)            285          (6)           (2.1)
Unallocated                                     (84)                                       (82)
Total                              7,769        549                          7,871         373
Intersegment sales                  (932)                                     (814)
SALES                              6,837                                     7,057
Income from operations
  as a % of sales                               8.0                                        5.3

MAIN COUNTRIES AND GEOGRAPHIC AREAS
all amounts in millions of euros unless otherwise stated




SALES AND FIXED ASSETS

                                                  sales (to third parties)       (in)tangible fixed assets
                                                   January to March 1999         1999        1998
                                                                 % growth        March 31,   December 31,
                                                amount     nominal comparable *
Netherlands                                       407       3       5            1,615        1,633
United States                                   1,478      (7)      7            1,230        1,167
Germany                                           661      (2)      1              663          698
France                                            424      (8)     (9)             404          410
United Kingdom                                    519      26      29              314          298
China (incl. Hong Kong)                           482       5      11              610          574
Other countries                                 2,866      (6)     (3)           2,409        2,348
TOTAL                                           6,837      (3)      2            7,245        7,128


*Adjusted for the effects of changes in consolidations and exchange rate movements




SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                                   January to March
                                                  1999                                      1998
                                               income        as % of                      income          as % of
                                   segment     (loss) from   segment        segment       (loss) from     segment
                                   revenues    operations    revenues       revenues      operation       revenues

Europe                               6,923        437           6.3          6,617         349             5.3
USA and Canada                       1,839         42           2.3          1,891         (94)           (5.0)
Latin America                          291        (29)        (10.0)           491         (21)           (4.3)
Asia Pacific                         2,516         99           3.9          2,498         139             5.6
Africa                                  25          -             -             28           -               -
TOTAL                               11,594        549                       11,525         373
Interregional sales                 (4,757)                                 (4,468)
SALES                                6,837                                   7,057
Income from operations
   as a % of sales                                8.0                                      5.3

`SAFE HARBOR' STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF OCTOBER 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions, and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.


                                Information also available on Internet, address: http://www.philips.com

                                               Printed in the Netherlands

                              DIVISIONAL STRUCTURE

The following is an overview of the divisional structure of the Philips Group:

LIGHTING
         Lamps
         Luminaires
         Lighting electronics and gear
         Automotive
         Batteries

CONSUMER ELECTRONICS
         TV
                  Television, institutional TV, tuners, remote control
         Videq
                  VCR, TV/VCR, DVD/DVD-Recordable
         Audio
                  portable audio, audio systems (incl. CD-Recordable), speaker systems, Marantz, blank media & accessories
         Communications
                  mobile phones, corded/cordless phones, answering machines, faxes (Europe), mobile computing products (e.g., Velo, Nino)
         PC peripherals
                  monitors, PC add-ons, PC cameras, observation and security systems and modules, LCD projectors
         Other
                  in-home networking, service, licenses

DOMESTIC APPLIANCES AND PERSONAL CARE
         Male shaving and grooming
                  shavers, trimmers
         Body beauty and health
                  depilators, hair dryers, suncare, electric toothbrushes, skin care
         Home environment care
                  vacuum cleaners, air cleaners, steam irons, fans

COMPONENTS
         Display components
         Advanced ceramics and modules
         Optical storage
         Flat display systems
         General system components

SEMICONDUCTORS
         MultiMarket products
         Consumer systems
         Telecom terminals
         Emerging businesses
         Discrete semiconductors

MEDICAL SYSTEMS
         X-ray equipment
                  radiography, universal R/F, cardio-vascular, surgery Computed tomography
         Magnetic resonance
         Ultrasound
         Healthcare services
                  integrated clinical solutions, hospital management services, extended technical services

BUSINESS ELECTRONICS
         Digital video systems (incl. Internet TV)
         Broadband networks
         Business communication
         Speech processing
         Fax
         Video conference systems
         Projects
         Communication and security systems
         Analytical X-ray systems
         Electronics manufacturing technology
         FEI (Electron Optics)*

         *  Nasdaq-listed company 55%-owned by Philips

ORIGIN
         Enterprise solutions
                  integrated total-value-chain solutions, ERP implementation and related services (incl. SAP, Baan, QAD), technical automation
         Managed services
                  outsourcing, infrastructure solutions, applications management, desktop services
         Professional services
                  transformation consulting services, electronic commerce, euro and millennium services


MISCELLANEOUS
         Plastics and Metalware Factories
         Machinefabrieken
         Hearing Instruments
         Research
         Patents and trademarks
         Centre for Manufacturing Technology
         Philips Design